Richard J. Wirth
Assistant General Counsel
Law Department
200 Hopmeadow Street
Simsbury, CT 06089
Direct Dial: (860) 843-1941

June 4, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-4644

RE:	Hartford Life Insurance Company Separate Account Seven
Post-Effective Amendment No. 1 on Form N-4
Registration Nos. 333-148564 and 811-04972

To the Commission Staff:

Transmitted herewith is the above-captioned registration statement, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”).

We are requesting selective review for the above referenced registration statement. The purpose of this filing is to add language enhancing the features of The Hartford’s Lifetime Income Builder Selects and Portfolios riders.  We will not be changing the prospectus or Statement of Additional Information (SAI) and will instead use a supplement to incorporate this information. Therefore, the prospectus and SAI have been incorporated by reference to Pre-Effective Amendment No. 1, filed on April 7, 2008.

In addition, this filing will be replicated in additional registration statements as indicated in the Rule 485(b)(1)(vii) Request of the Registrant. We anticipate that the Selective Review and Rule 485(b)(1)(vii) request will reduce the Securities and Exchange Commission (“Commission”) staff time and effort in reviewing as well as expediting the processing of these filings.

Please direct any questions concerning this amendment to the undersigned at 860-843-1941.

Sincerely,

/s/ Richard J. Wirth

Richard J. Wirth

Assistant General Counsel
Enclosure